SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Exhibit B.I.7 – Valuation Report

APSIS

VALUATION REPORT AP-00221 / 17-01

CACHOEIRAS DE MACACU BEBIDAS LTDA

DRAFT

VALUATION REPORT:	AP-00221/17-01	BASE-DATE:	February 28, 2017

REQUESTER: AMBEV S.A., hereinafter referred to as AMBEV.

Publicly held company headquartered at Rua Dr. Renato Paes de Barros, No. 1017, 3rd Floor, Itaim Bibi, City and State of São Paulo, enrolled with the National Corporate Taxpayers Register (CNPJ/MF) under No. 07.526.557/0001-00.

SUBJECT: CACHOEIRAS DE MACACU BEBIDAS LTDA., hereinafter referred to as CACHOEIRAS DE MACACU.

Limited liability company, headquartered at Highway RJ-122, No. 35.000, Km 35, Galpão C, Porto de Tabuado, city of Cachoeiras de Macacu, state of Rio de Janeiro, enrolled with the CNPJ/MF under No. 24.627.201/0001-81.

OBJECTIVE: Determination of the book value of equity of CACHOEIRAS DE MACACU, for purposes of incorporation by AMBEV, pursuant to article 226 and 227 of Law No. 6.404/76 (Corporations Law).

CONTENTS

1.      INTRODUCTION

2.      PRINCIPLES AND RESERVATIONS

3.      LIMITATIONS OF LIABILITY

4.      VALUATION METHODOLOGY

5.      VALUATION OF CACHOEIRAS DE MACACU’S BOOK EQUITY VALUE

6.      CONCLUSION

7.      LIST OF EXHIBITS

1.      INTRODUCTION

APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, headquartered at Rua da Assembleia, No. 35, 12th floor, Centro, city and state of Rio de Janeiro, enrolled with the National Corporate Taxpayers Register (CNPJ/MF) under No. 08.681.365/0001-30, was appointed to determine the book equity value of CACHOEIRAS DE MACACU, for purposes of merger into the Requester, pursuant to Articles 226 and 227 of Law No. 6,404/76 (Corporations Law).

In preparing this report, data and information provided by third parties were used in the form of documents and verbal interviews with the client. The estimates used in this process are based on:

•         Analytical balance sheet of CACHOEIRAS DE MACACU on February 28, 2017;

•         Supporting documentation of the most relevant equity items.

Recently, APSIS conducted valuations for publicly-traded companies, for a variety of companies, at the following companies:

•         AMBEV S.A.

•         BANCO BTG PACTUAL S.A.

•         BEMATECH S.A.

•         BR PROPERTIES S.A.

•         CENTRAIS ELÉT. BRAS. S.A. - ELETROBRAS

•         CIA. SIDERÚRGICA NACIONAL

•         ESTÁCIO PARTICIPAÇÕES S.A.

•         GOL LINHAS AÉREAS INTELIGENTES S.A.

•         JBS S.A.

•         JEREISSATI TELECOM S.A.

•         NET SERVIÇOS DE COMUNICAÇÃO S.A.

•         OI S.A.

•         QUALICORP S.A.

•         RESTOQUE COMÉRCIO E CONFECÇÕES DE ROUPAS S.A.

•         TOTVS S.A.

The team responsible for this work consists of the following professionals:

AMILCAR DE CASTRO

Officer

Bachelor in Law

ANA CRISTINA FRANÇA DE SOUZA

Partner and Director

Civil Engineer (CREA/RJ 1991103043)

ANTONIO LUIZ FEIJÓ NICOLAU

Officer

Lawyer (OAB/RJ 167.543)

EDUARDO DE CASTRO ROSSI

Officer

Electrical Engineer (CREA/SP 5062320397)

GIANCARLO NALDI FALKENSTEIN

Projects

Accountant (CRC/SP-317492/O-1)

LUIZ PAULO CESAR SILVEIRA

Vice president

Mechanical Engineer and Accountant (CREA/RJ 1989100165 e CRC/RJ-118263/P-0)

MARCIA APARECIDA DE LUCCA CALMON

Officer

Accountant (CRC/1 SP-143169/O-4)

MÁRCIA MOREIRA FRAZÃO DA SILVA

Officer

Accountant (CRC/RJ-106548/O-3)

MARINA RAGUCCI DA SILVA FREIRE

Projects

Economist

RENATA POZZATO CARNEIRO MONTEIRO

President

Post-Graduate in Law (OAB/RJ 109.393)

SERGIO FREITAS DE SOUZA

Officer

Economist (CORECON/RJ 23521-0)

2.      PRINCIPLES AND RESERVATIONS

The report, subject of the listed work, calculated and individualized, strictly complies with the fundamental principles described below, which are important and must be read carefully.

•         The advisors have no holdings, directly or indirectly, in the companies involved, in their respective controlling shareholders, or in the transaction, and there is no other relevant circumstance that may characterize the current or potential conflict or communion of interests, with the companies involved, their respective controllers, or with respect to minority shareholders of the Company, or in relation to the transaction.

•         The professional fees of APSIS are not, in any way, subject to the conclusions of this Report.

•         To the best knowledge and credit of the consultants, the analysis, opinions and conclusions expressed in this report are based on true and correct data, diligence, research and surveys.

•         The information received from third parties are assumed as correct, and the sources thereof are contained and cited in such report.

•         For projection purposes, we start from the assumption of the lack of burden or encumbrances of any judicial or extrajudicial nature, reaching the companies in question, other than those listed in this Report.

•         The Report presents all the restrictive conditions imposed by the methodologies adopted, if any, that may affect the analysis, opinions and conclusions contained therein.

•         The Report was prepared by APSIS and no one other than its own advisors, prepared the analysis and corresponding conclusions.

•         APSIS assumes full responsibility for the Valuations, including those implicit therein, for the exercise of its honorable duties, as established by laws, codes or regulations.

•         This Report meets the recommendations and criteria established by the Brazilian Technical Standards Association (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards Council (IVSC), in addition to the requirements imposed by different bodies, such as the Accounting Pronouncements Committee (CPC), Ministry of Finance, Central Bank, Banco do Brasil, the Brazilian Securities Commission (CVM), Superintendency of Private Insurance (SUSEP), Regulation of Income Tax (RIR), Brazilian Committee of Business Appraisers (CBAN), etc.

•         The controller and the managers of the companies involved did not direct, limit, hinder or carry out any acts that have or may have compromised access to, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusions contained in this work.

3.      LIMITATIONS OF LIABILITY

•         For the preparation of this Report, APSIS used historic data and information audited or unaudited by third parties, provided in writing by management or obtained from the sources mentioned. Therefore, APSIS assumed as true and consistent data and information obtained for this Report and has no liability with respect to their veracity.

•         The scope of this work did not include an audit of the financial statements or review of the work performed by its auditors. Therefore, APSIS is not expressing an opinion on CACHOEIRA DE MACACU’s financial statements.

•         We are not responsible for occasional losses to AMBEV and its subsidiaries, its shareholders, partners, officers, creditors or other parties as a result of the use of data and information provided by the companies and contained in this Report.

•         Our work was developed solely for the use of AMBEV and its shareholders, aiming at the previously described objective.

4.      VALUATION METHODOLOGY

Examination of the supporting documentation mentioned above, the objective of which is to verify that the bookkeeping is in good form, complying with the statutory, regulatory and legal provisions governing the matter, according to the "Generally Accepted Accounting Principles Adopted in Brazil (GAAP)".

The accounting books of CACHOEIRAS DE MACACU and all other documents necessary for the preparation of this Report were examined, which was based on the company's balance sheet, ended on February 28, 2017.

5.      VALUATION OF CACHOEIRAS DE MACACU’S BOOK EQUITY VALUE

The books of CACHOEIRAS DE MACACU and all other documents required for the preparation of this Report were examined.

The experts determined that the book equity value of CACHOEIRAS DE MACACU for purposes of merger into AMBEV is negative eleven million, ninety-three thousand, five hundred and forty-nine Reais and eighty-five centavos (R$ 11,093,549.85), on February 28, 2017, pursuant to the adjacent table.

After pro forma adjustments related to the write-off of tax credits on the negative basis and tax loss, the book equity value shall be negative at eleven million, four hundred and thirty-four thousand, eight hundred and fifty-eight Reais and twenty-three cents (R$ 11,434,858.23).

CACHOEIRAS DE MACACU	FINANCIAL STATEMENTS
BALANCE SHEET (R$)	BALANCE ON FEBRUARY 28, 2017	Proforma Adjustments(*)	Proforma Balances
CURRENT ASSETS	67,952,932.99	-	67,952,932.99
Cash and Cash equivalents	48,422,168.42	-	48,422,168.42
Accounts Receivable	814,556.55	-	814,556.55
Inventory	17,092,822.97	-	17,092,822.97
Taxes Recoverable	1,544,476.26	-	1,544,476.26
Income Tax and Deferred Social Contribution	62,946.66	-	62,946.66
Other Assets	15,962.13	-	15,962.13
NON-CURRENT ASSETS	234,042,952.27	(341,308.38)	233,701,643.89
LONG-TERM ASSETS	363,969.18	(341,308.38)	22,660.80
Taxes Recoverable	363,969.18	(341,308.38)	22,660.80
INVESTMENTS	-	-
FIXED ASSETS	233,648,271.22	-	233,648,271.22
INTANGIBLE	30,711.87	-	30,711.87
TOTAL ASSETS	301,995,885.26	(341,308.38)	301,654,576.88
CURRENT LIABILITIES	64,693,787.42	-	64,693,787.42
Intercompany suppliers	5,380,694.18	-	5,380,694.18
Intercompany Accounts Payable	14,464,984.85	-	14,464,984.85
Loans and Financing	(2,095,274.35)	-	(2,095,274.35)
Salaries and charges	1,437,008.50	-	1,437,008.50
Taxes Payable	45,275,436.71	-	45,275,436.71
Other Liabilities	230,937.53	-	230,937.53
NON-CURRENT LIABILITIES	248,395,647.69	-	248,395,647.69
LONG-TERM LIABILITIES	248,395,647.69	-	248,395,647.69
Loans and Financing	248,395,647.69	-	248,395,647.69
EQUITY	(11,093,549.85)	(341,308.38)	(11,434,858.23)
TOTAL LIABILITIES	301,995,885.26	(341,308.38)	301,654,576.88

(*) Pro forma adjustment related to the write off of tax credits on the negative basis and tax loss.

6. CONCLUSION

In light of the examinations conducted in the previously mentioned documents and on the basis of APSIS' studies, the experts concluded that the value of equity of CACHOEIRAS DE MACACU for purposes of merger into AMBEV is negative eleven million, ninety-three thousand, five hundred and forty-nine Reais and eighty-five centavos (R$ 11,093,549.85), on February 28, 2017.

The Valuation Report AP-00221/17-01 is completed, composed of ten (10) typed sheets on one side and two (02) exhibits, APSIS, a company specialized in evaluating assets, CRC/RJ-005112/O-9, legally represented below by its officers, makes itself available for any clarifications that may be necessary.

São Paulo, March 17, 2017.

MARCIA APARECIDA DE LUCCA CALMON

Officer (CRC/1SP-143169/O-4)

MARINA RAGUCCI DA SILVA FREIRE

Projects

GIANCARLO NALDI FALKENSTEIN

Projects

7. LIST OF EXHIBITS

1. SUPPORTING DOCUMENTATION

2. LIST OF REAL ESTATE PROPERTIES

3. GLOSSARY AND APSIS' PROFILE

EXHIBIT I

Cachoeira da Macacu Merger

Balance Sheet

(in thousands of Reais)

February 28, 2017
Assets

Cash and Cash equivalents	48,422
Accounts receivable and other accounts receivables	2,425
Inventory	17,093
Current assets	67,940

Deferred income tax and social contribution	427
Fixed Assets	233,648
Intangible assets	31
Non-current assets	234,106

Total Assets	302,045

Liabilities and equity

Accounts payable and other accounts payable	313,139
Current Liabilities	313,139

Total Liabilities	313,139

Equity
Capital	11,415
Retained Earnings	(22,509)
Equity	(11,094)

Total liabilities and equity	302,045

EXHIBIT 2

Real EState Properties

Real Estate Certificate	Designation	Address	Registry Office	Location
5743	Factory	Rod. RJ 122KM 35, Porto de Tabuado - CEP 28680-000 - Cachoeiras de Macacu	2º Ofício de Registro de Imóveis de Cachoeiras de Macacu/RJ	Urban zone
3564	Fazenda Carmo I	Fazenda Carmo I	1º Ofício de Registro de Imóveis de Cachoeiras de Macacu/RJ	Rural zone
3585	Fazenda Carmo II	Fazenda Carmo II	1º Ofício de Registro de Imóveis de Cachoeiras de Macacu/RJ	Rural zone

EXHIBIT 3

GLOSSARY

A

ABL = gross leasable area.

ABNT = Brazilian Association of Technical Standards.

Income Approach = valuation method for converting the present value of expected economic benefits.

Assets Approach = Assessment method for companies where all assets and liabilities (including unaccounted for assets and liabilities) have their values adjusted to the market. Also known as equity at market value.

Market approach = valuation method at which comparative multiples derived from the sale price of similar assets are adopted.

Premium for expected future profitability (goodwill) = future economic benefits from assets not capable of being individually identified nor separately recognized.

Amortization = systematic allocation of the amortizable assets value over its useful life.

Sample = Set of market data representative of a population.

Efficient use = that recommended and technically possible for the site, on a reference date, subject to the market trend in their surroundings, among the different uses allowed by applicable law.

Equivalent construction area = constructed area on which the equivalence of corresponding construction unit cost is applied, according to the principles of ABNT.

Homogenized area = floor area, private or built with mathematical treatments, for valuation purposes, according to criteria based on the real estate market.

Private area = floor area increased by building elements (such as walls, pillars etc.) and elevator halls (in special cases).

Total construction area = resulting from the sum of the actual private and common area assigned to an independent unit defined according to ABNT.

Floor area = actual area minus the area occupied by walls and other building elements which prevent or hinder their use.

Financial commercial lease = which transfers substantially all of the risks and benefits related to ownership of the asset, which may or may not be transferred in the future. The lease that is not financial is operational.

Operating lease = which does not substantially transfer all of the risks and benefits of ownership of the asset. The lease that is not operating is financial.

Asset = resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Permanent assets = Tangible assets available for use in the production or supply of goods or services, the lease by others, for investment or administrative purposes, expected to be used for more than one accounting period.

Intangible assets = non-monetary asset identifiable without physical substance. Such asset is identifiable when: a) it is separable, i.e. capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, asset or liability; b) results from contractual or other legal rights, whether these rights are transferable or separable from the entity or from other rights and obligations.

Non-operating assets = Those not directly related to the operating activities of the company (may or may not generate revenue) and which may be sold without prejudice to its operation.

Operating assets = assets that are fundamental to the company's operation.

Tangible asset = Physical assets except land, buildings, machines, equipment, furniture and utensils.

Valuation = Act or process of determining the value of an asset.

B

BDI (Budget Difference Income) = Benefits and Indirect Expenses. Percentage that indicates the benefits and indirect expenses incurred on the direct cost of construction.

Good = Something that has value, capable of use or that can be the subject of the right, which includes an asset.

Economic benefits = Benefits such as revenue, net income, net cash flow etc.

Beta = systematic risk measurement of a share; price trend of a particular share to be correlated with changes in a particular index.

Levered Beta = Beta value reflecting the debt in the capital structure.

C

Arbitrary field = variation range in the point estimator adopted in the valuation, within which the value of the asset can be arbitrated, provided that justified by the existence of own characteristics not included in the model.

CAPEX (Capital Expenditure) = investment in permanent assets.

CAPM (Capital Asset Pricing Model) = Model in which the cost of capital for any share or group of shares is equivalent to the increased risk-free rate of risk premium provided by the systematic risk of the share or group of shares under study. Generally used to calculate the Cost of Owners’ Equity or Cost of Shareholders' Equity.

Invested capital = Sum of owners’ equity and third-party equity invested in a company. Third party equity is generally related to debt with interest (short and long term), which must be specified within the context of the valuation.

Capitalization = conversion of a single period of economic benefits in value.

Allocated codes = Numeral ordination (notes or weights) to differentiate the qualitative characteristics of the property.

Business combination = union of separate entities or businesses producing financial statements from a single reporting entity. Operation or other event by which an acquirer obtains the control of one or more businesses, regardless of the legal form of the transaction.

Controlled Company = entity, including one without legal personality, such as an association controlled by another entity (known as a controlling shareholder).

Parent = entity that has one or more subsidiaries.

Control = power to direct the strategic political and administrative management of a company.

CPC = Accounting Standards Committee.

Cost = total direct and indirect costs required for production, maintenance or acquisition of an asset on a certain date and situation.

Cost of capital = Expected rate of return required by the market as attractive for funds for a particular investment.

Reissue cost = Cost of reproduction, less the depreciation of the asset, given the state in which it is found.

Reproduction cost = Expenditure required to reproduce a good, without considering any depreciation.

Replacement cost = cost of reissuing a good, having the same function and characteristics as the one being appraised.

Direct production costs = spending on inputs, including labor, in the production of a good.

Indirect production costs = administrative and financial costs, benefits and other burdens and charges needed to produce a good.

CVM = Brazilian Securities Commission.

D

Market data = set of information collected in the market related to a particular good.

Damage = damage caused to others due to the occurrence of flaws, defects, accidents and crimes, among others.

Base date = Specific date (day, month and year) for application of the valuation amount.

Issue date = valuation report closing date, when the valuation conclusions are transmitted to the client.

DCF (Discounted Cash Flow) = discounted cash flow.

D&A = Depreciation and Amortization.

Depreciation = Systematic allocation of the depreciable value over its useful life.

Discount to lack of control = percentage value deducted from the pro-rata value of 100% of the value of a company, reflecting the absence of part or all of control.

Discount due to lack of liquidity = value or percentage deducted from the pro rata basis of 100% of the value of a company, which reflects the lack of liquidity.

Net debt = Cash and cash equivalents, net position in derivatives, short-term and long-term debt, dividends receivable and payable, receivables and accounts payable related to bonds, short and long-term deficits in pension funds, provisions, other credits and obligations with related parties, including warrants.

Supporting documentation = Documentation drawn up and supplied by the client, on which the report's assumptions are based.

Drivers = Value drivers or key variables.

E

EBIT (Earnings Before Interest and Taxes) = Earnings before interest and taxes.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) = Earnings before interest, taxes, depreciation and amortization.

Venture = set of assets capable of producing revenue through marketing or economic exploitation. It can be: real estate (ex.: subdivision, commercial/residential buildings), real estate base (ex.: hotel, shopping mall, theme parks), industrial or rural.

Company = Commercial, industrial entity, service provider or investor owning the economic activity.

Enterprise value = Economic value of the company.

Equity value = Economic value of equity.

State of repair = Physical situation of an asset as a result of its maintenance.

Capital structure = Composition of capital invested in a company between equity (equity) and debt capital (debt).

F

Sale factor = ratio between the market value of an asset and its cost of reissuance or replacement, which may be greater or less than one (1).

FCFF (Free Cash Flow to Firm) = Free cash flow to the firm, or unlevered free cash flow.

Cash flow = Cash generated by an asset, group of assets or business during a certain period of time. Usually the term is complemented by a qualification regarding the context (operating, non-operating etc.).

Cash flow from invested capital = Flow generated by the company to be reverted to the lenders (interest and amortization) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Ideal fraction = percentage belonging to each of the buyers (tenants) on the land and in the common things of the building.

Free float = percentage of outstanding shares on the total capital of the company.

Real front = horizontal projection of the dividing line of the property with the access road.

G

Urbanizable land = land eligible to receive urban infrastructure projects, aiming at its efficient use through subdivision, dismemberment or implementation of the venture.

Goodwill = see Premium based on expected future profitability (goodwill).

H

Null hypothesis in a regression model = circumstance in which one or a set of independent variables involved in the regression model is not important to explain the variation of the phenomenon in relation to a level of pre-established significance.

Homogenization = treatment of prices observed, by the application of mathematical transformations that express, in relative terms, the differences between the market data attributes and the asset being valued.

I

IAS (International Accounting Standard) = International Accounting Standards.

IASB (International Accounting Standards Board) = International Accounting Standards Board.

Apparent age = estimated age of an asset depending on its characteristics and state of conservation at the time of inspection.

IFRS (International Financial Reporting Standard) = International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by IASB.

Property = asset consisting of land and improvements incorporated to it. It can be classified as urban or rural, depending on their location, use or vocation.

Reference property = market data with characteristics comparable to those of the property being valued.

Impairment = see impairment losses

Statistical inference = Part of statistical science which allows one to draw conclusions about the population from the sample.

Basic infrastructure = stormwater runoff, street lighting, sewage networks, water supply, public and household electricity and access roads.

Installations = set of materials, systems, networks, equipment and services for operational support to an isolated machine, production line or plant, pursuant to the degree of aggregation.

L

Forced settlement = condition with regard to the event of a forced sale or a lesser term than the average absorption by the market.

Liquidity = capability of fast conversion of a particular asset in cash or in payment of a debt.

Subdivision = subdivision of the plot of land into plots intended for buildings with opening of new public roads and extension, modification or expansion of existing ones.

Key money = Amount paid by the future tenant for signature or transfer of the lease agreement, as compensation for the commercial establishment.

M

Valuation methodology = One or more approaches used in the preparation of assessment calculations for the indication of the value of an asset.

Regression model = Model used to represent a specific phenomenon, based on a sample, considering the various influential characteristics.

Multiple = Market value of a company, stock or invested capital, divided by a company measurement (EBITDA, revenue, volume of customers, etc.).

N

International Accounting Standards = standards and interpretations adopted by IASB. They include: International Financial Reporting Standards (IFRS); International Accounting Standard (IAS); and interpretations developed by the Interpretations Committee of the International Financial Reporting Standards (IFRIC) or the former Standard Interpretations Committee (SIC).

P

Construction standard = quality of improvements depending on the specifications of the projects, materials, execution and labor effectively used in construction.

Technical opinion = Detailed report or technical clarification, issued by a trained and legally qualified professional, on the subject of their specificity.

Liability = present obligation that arises from past events, where it is expected that its settlement results in the influx of resources from the entity that incorporates economic benefits.

Equity at market value = See Approach of assets.

Impairment losses (impairment) = asset accounting value that exceeds, in the case of inventories, its sale price less the cost to complete it and the expense of selling it; or in the case of other assets, fair value less the cost to sell.

Expertise = technical activity performed by a professional with specific expertise to investigate and clarify the facts, check the status of goods, determine the causes that motivated a certain event, evaluating assets, costs, fruits or rights.

Market research = Set of identification, investigation, collection, selection, processing, analysis and interpretation of results of market data.

Values map = Graphical representation or listing of square meter of generic values of land or property on the same date.

Commercial point = Intangible asset that adds value to the commercial property, due to its location and expected commercial operation.

Influencing point = Atypical point that when removed from the sample significantly alters the parameters or the estimated linear model structure.

Population = Total market segment data to be analyzed.

Price = amount by which a transaction is executed involving an asset, return or a right over this.

Control premium = value or percentage of a pro-rata amount of a batch of controlling shares on the pro-rata value of shares without control, which reflect the power of control.

Equivalent depth = numerical result of the division of a plot of land by its main projected front.

Investment property = Property (land, building or part of building, or both) maintained by the owner or lessee under a lease, both to receive payment of rent with regard to capital appreciation or both, other than for: use in the production or supply of goods or services, as well as for administrative purposes.

R

Rd (Cost of Debt) = measure of the amount paid for the capital from third parties, in the form of loans, financing, market funding, among others.

Re (Cost of Owners’ Equity) = Return requested by the shareholder for the invested capital.

Business risk = uncertainty of achieving expected future returns of the business, resulting from factors other than financial leverage.

S

Insurance = transfer of risk, guaranteed by contract, whereby one party undertakes for the payment of a premium, to indemnify the other for the occurrence of a claim covered by the policy.

Loss = event that causes financial loss.

T

Capitalization rate = Any divisor used for the conversion of economic benefits in value in a single period.

Discount rate = Any divisor used for converting a stream of future economic benefits at present value.

Internal rate of return = discount rate where the present value of the future cash flow is equivalent to the cost of the investment.

Tested = measurement of the front of a property.

Data treatment = application of transactions that express, in relative terms, the differences in attributes between market data and the asset being valued.

U

Cash-generating unit = smallest group of identifiable assets generating entries of cash that are, largely, independent of entries generated by other assets or groups of assets.

V

Current value = Value of the replacement for new, depreciated due to the physical condition in which the asset is found.

Book value = value at which an asset or liability is recognized in the balance sheet.

Perpetuity value = Value at the end of the projection period to be added in the cash flow.

Electrical damage value = estimate of the cost of repair or replacement of parts, when there is electrical damage to the asset. The values are tabulated in percentages of the Replacement Value and were calculated by studying the manuals of the equipment and experience in corrective maintenance of Apsis' technicians.

Investment value = value for a particular investor, based on particular interests in the asset in question. In the case of business valuation, this value can be analyzed by different situations, such as synergy with other companies of an investor, perceptions of risk, future performance and tax planning.

Settlement value = value of an item placed for sale in the market outside the normal process, that is, that which would be would ascertained if the goods were offered for sale separately, taking into account the costs involved and the discount necessary for a sale in a reduced time period.

Replacement value for new = amount based on what the asset would cost (usually in relation to current market prices) to be replaced or substituted with the same or similar new one.

Insurance value = Amount by which an insurance company takes risks and does not apply to the land and foundations, except in special cases.

Scrap value = Market value of reusable materials of an asset in the deactivation condition, without these being used for production purposes.

Depreciable value = Cost of the asset or other substitute amount of the cost (in the financial statements), less its residual value.

Value at risk = Amount representative of the portion of the asset that one desires to insure, and that can correspond to the maximum insurable value.

Value in use = Value of a good in operating conditions in the current state, as a useful part of an industry, including, where relevant, to project expenses, packaging, taxes, freight and assembly.

(Fair) market value = Value at which ownership of an asset could be exchanged by a potential seller to a potential buyer, when both parties have reasonable knowledge of the relevant facts and none is under pressure to do so.

Fair value less costs to sell = value that can be obtained with the sale of assets or generating unit of cash less the expenses from the sale, in a transaction between known parties, disposed for such purpose, and free of interest.

Maximum insurance value = The value of the good for which it is advisable to be insured. This criterion is that the asset with depreciation greater than 50% shall have the maximum Insurance Amount equal to twice the Current Value; and with depreciation less than 50% depreciation shall have a Maximum Insurance Value equal to the Replacement Value.

Present value = Estimate of the present discounted value of net cash flows in the normal course of business.

Recoverable amount = higher fair value of the asset (or cash-generating unit) less sale expenses compared to its value in use.

Residual value = Value of the new or used asset projected for a date, limited to that on which the same becomes scrap, considered to be in operation during the period.

Net book value of assets = estimated amount that the entity would obtain in the present with the sale of the asset, after deducting the estimated costs, if the asset had the age and condition expected at the end of its useful life.

Independent variables = Variables that give logical content to the formation of the value of the property, subject of the valuation.

Qualitative variables = Variables that cannot be measured or counted, only ordered or put into hierarchy, according to the attributes inherent to the asset (for example, the constructive pattern, state of repair and quality of the soil).

Quantitative variables = variables that can be measured or counted (e.g., private area, number of rooms and parking spaces).

Key variables = variables that, a priori and traditionally, are important for the formation of the property's value.

Dependent variable = Variable that one seeks to explain by the independent variables.

Dichotomous variable = variable which assumes only two values.

Defect = Anomaly that affects the performance of products and services, or makes them inadequate to the purposes for which they are intended, causing harm or material damage to the consumer.

Remaining life = Useful life remaining on the asset.

Economic life = period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Inspection = on-site verification of facts, by insightful observations in an asset and in the elements and conditions that constitute or influence them.

Property vocation = most economical use of a given property in light of the specific and surrounding characteristics, subject to the legal limitations.

W

WACC (Weighted Average Cost of Capital) = Model in which the cost of capital is determined by the weighted average market value of capital structure components (equity and debt).

OUR SOLUTIONS

➢  Business Valuation

Compliance with the legal rules:

Corporations Law

Accounting Standards Committee (CPC)

Judicial Reorganization Law

Corporate Restructuring

Initial Public Offering - IPO

Central Bank Circular Letter

Economic and financial feasibility analysis

Rating for purposes of purchase and sale

Premium Allocation - Law No. 12,973/14

Valuation for investment funds

Valuation of Intangible

Technical and Expert Assistance

Pre-PPA in a business combination transaction (PPA - Purchase Price Allocation)

➢  Fixed Assets Management

Inventory with plate (RFID/Barcode)

Physical x accounting reconciliation

Integration between accounting and maintenance

Preparation of accounting records (componentization)

Valuation of fixed assets for various purposes

Accounting requirements (IFRS/CPC/CFC)

Management of the movement of goods during execution of the project

Asset outsourcing

Projects/Specialized services for the Telecommunications, Energy and Broadcasting Industry

➢  Corporate Transactions

Mergers and Acquisitions (M&A)

Total or partial sales

Fundraising with Private Equity funds

Strategic advice for growth through the scope of "M&A - Buy Side"

Joint Ventures

Strategic alliances

Financial restructuring

Real estate financial advice: buy, sell, sale & leaseback and build to suit

➢  Real estate consulting

Study of economic and financial feasibility of projects

Highest & best use studies for buildable lands

Useful economic life, residual value and replacement value

Analysis of the profitability of real estate portfolios

Lease vs buy and stay vs go Analysis

Court Appointed Expert Examination

Execution of projects aimed at review of the cities/municipalities value map

Valuation for various purposes: insurance, bank guarantee/giving in payment, purchase and sale amount

Renegotiation of contracts and management of income portfolios

Inspection and measurement in works

Site Hunter

➢  Cubus solution

Integrated management of real estate portfolio

➢  Corporate governance

Implementation of best practices

Recruitment and selection of independent members for boards

Preparation of Governance of the company for Merger & Acquisition (M&A) processes

Consulting for the structuring of the Board’s Secretary

Strategic restructuring of operational boards

➢  Sustainability

Basic Environmental Plan (PBA)

Due Diligence and Environmental Examinations

Environmental Assessments to meet the Equator Principles

Mine Closing Plans

Plans for Decommissioning Industrial Plants

Environmental programs and projects for specific purposes

ISC (corporate sustainability index)

GENERATING VALUE SINCE 1978

We are able to comply with national and international standards throughout the entire lifecycle of your business’s operations.

OUR CLIENTS

ACTIS	Algar Empreendimentos e Participações	Aliansce Shopping Centers
ALL - América Latina Logística	Alliar Medicina Diagnóstica	Ambev
Angra Partners	Áquilla	Banco Modal
Banco Santander	Bioritmo	BMA - Barbosa Müssnich Aragão
Bombril	BR MALLS	BR Partners
BR Properties	Brasil Insurance	Braskem
BHG - Brazil Hospitality Group	BTG Pactual	Camil Alimentos
Carrefour	Casa & Vídeo	Cielo
Claro	Construtora Andrade Gutierrez	Contax
Cosan	CPFL Renováveis	CSN
ESBR - Energia Sustentável Do Brasil	Eneva	Estácio Participações
Femsa	FGV Projetos	Friboi JBS
Gerdau	Getnet	Gol Linhas Aéreas
GP Investimentos	Grupo Galvão	Grupo Jereissati
Grupo Multiterminais	Hypermarcas	Ideiasnet
Inbrands	J Valente	Klabin
Laureate	Light	LPP III Empreendimentos e Participações
Marfrig	MMX	Monteiro Aranha
Nova Opersan	Odebrecht Ambiental	Oi
Omega Energia	Patria Investimentos	Rede Dor São Luiz
Restoque	Serimob	Tag Investimentos
The Carlyle Group	TOTVS	Ultrapar
UVA - Universidade Veiga De Almeida	Uol	Vinci Partners
Votorantim Cimentos	Votorantim Private Bank	Wtorre

RIO DE JANEIRO

Rua da Assembleia, 35-12° andar Centro • Rio de Janeiro RJ • 20011-001 Tel: +55 21 2212-6850 E-mail: apsis.rj@apsis.com.br

SÃO PAULO

Av. Angélica, 2503, Conj. 101 Consolação • São Paulo SP • 01227-200 Tel: +55 11 4550-2701 E-mail: apsis.sp@apsis.com.br

apsis.com.br

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer